SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its un-audited estimated earnings results for the nine months ended September 30, 2007 and 2008 as attached hereto.

*	Attachment 1.	un-audited unconsolidated estimated statements of income of KEPCO as of and for the nine months ended September 30, 2007 and 2008

	Attachment 2.	un-audited unconsolidated estimated statements of income of KEPCO and its six generation subsidiaries for the nine months ended September 30, 2007 and 2008

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the nine-month period ended September 30, 2007 and 2008 as presented in the attachments hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and has been prepared by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of and for the nine months ended September 30, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director
Finance Team

Date: October 17, 2008

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first nine months of 2007 and 2008 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of September 30, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of September 30, 2007 and 2008

(Unit : in billions of Korean Won)	3Q 2008	3Q 2007	Change	Change%
Operating revenues:	23,341	21,774	1,567	7.2%

Sale of electric power	23,118	21,558	1,560	7.2%
Other operating revenues	211	205	6	2.8%
Revenues for other businesses	12	12	1	5.1%

Operating expenses:	24,834	20,566	4,268	20.8%

Fuel	36	26	10	37.6%
Purchased power	20,541	16,550	3,991	24.1%
Maintenance	606	626	-20	-3.2%
Depreciation	1,442	1,372	69	5.0%
Other operating expenses	2,178	1,975	203	10.3%
Expenses for other businesses	33	18	15	85.2%

Operating income	-1,493	1,208	-2,701	-223.6%

Non-operating income:	1,519	2,111	-592	-28.0%

Gain on foreign currency transactions and translation	9	15	-6	-40.4%
Investment income from affiliates	998	1,659	-661	-39.8%
Other	513	438	75	17.1%

Non-operating expenses:	1,317	529	788	149.0%

Interest expenses	536	426	110	25.9%
Loss on foreign currency transactions and translation	475	30	446	1495.3%
Investment loss from affiliates	190	10	180	1747.6%
Other	115	63	52	82.4%

Earnings before taxes	-1,291	2,790	-4,081	-146.3%

Provision for income taxes	-501	586	-1,088	-185.5%

Net income	-789	2,204	-2,993	-135.8%

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the fiscal year ended September 30, 2007 and 2008 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its wholly owned six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of September 30, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

As of September 30, 2007 and 2008

(Unit : in billions of Korean Won)	3Q 2008	3Q 2007	Change	Change
Operating revenues:	23,175	21,767	1,408	6.5%

Sale of electric power	22,953	21,484	1,469	6.8%
Other operating revenues	57	154	-98	-63.3%
Revenues for other businesses	165	128	37	28.8%

Operating expenses:	23,479	18,411	5,068	27.5%

Fuel	11,088	7,724	3,364	43.6%
Purchased power	2,907	1,774	1,134	63.9%
Maintenance	1,519	1,462	57	3.9%
Depreciation	3,837	3,735	102	2.7%
Other operating expenses	4,095	3,699	396	10.7%
Expenses for other businesses	33	18	15	85.2%

Operating income	-305	3,356	-3,660	-109.1%

Non-operating income:	1,692	832	859	103.3%

Gain on foreign currency transactions and translation	38	50	-12	-24.8%
Investment income from affiliates	211	171	40	23.4%
Other	1,443	611	832	136.2%

Non-operating expenses:	2,434	838	1,596	190.5%

Interest expenses	722	557	165	29.6%
Loss on foreign currency transactions and translation	1,413	45	1,368	3027.0%
Investment loss from affiliates	54	10	44	425.2%
Other	244	225	19	8.3%

Earnings before taxes	-1,047	3,350	-4,397	-131.2%

Provision for income taxes	-258	1,146	-1,404	-122.5%

Net income	-789	2,204	-2,993	-135.8%